Exhibit (e)(28)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 25th day of February, 2015 between Mavenir Systems, Inc., a Delaware corporation (the “Company”), and Ashok Khuntia, an individual resident of the State of Texas (“Executive”).

1. Employment; Duties; Full Time Employment. The Company hereby employs Executive, and Executive hereby accepts employment, as Executive Vice President, Engineering and New Product Introduction of the Company. In such capacity, Executive shall perform such executive duties and exercise such powers for the Company and its subsidiaries as the Chief Executive Officer and President of the Company may assign to or vest in Executive from time to time and, as such, from and after the date hereof shall report directly to and shall be subject to the direction of the Company’s Chief Executive Officer and President. Executive covenants and agrees that, at all times during Executive’s employment, Executive shall devote Executive’s full business time and efforts to Executive’s duties as an employee of the Company and that Executive will not, directly or indirectly, engage or participate in any other business or professional activities during Executive’s employment, other than activities for non-profit organizations that do not interfere or conflict with Executive’s obligations hereunder and such other activities approved by the Board of Directors of the Company from time to time.

2. At Will Employment. The Company agrees to employ Executive, and Executive agrees to serve the Company, on an “at will” basis, which means that either the Company or Executive may terminate Executive’s employment with the Company at any time and for any or no reason, as provided in and subject to Sections 7 and 8 below.

3. Compensation. During Executive’s employment, the Company shall pay to Executive the following compensation:

(a) Base Salary. The Company shall pay Executive a base salary (“Base Salary”) at the rate of $22,916.67 per month (annualized to $275,000), less applicable withholding taxes, payable in accordance with the Company’s normal payroll practices. The Base Salary may be increased by the Board of Directors, or a duly authorized committee thereof, in its sole discretion. In addition, the Board of Directors, or a duly authorized committee thereof, may decrease the Base Salary in the event that the Board or such committee determines that financial exigencies require such decrease, provided that the compensation of all executives of the Company is also reduced at the same time in a substantially commensurate manner. Any increase or decrease in Base Salary (together with the then existing Base Salary) shall serve as the “Base Salary” for future employment under this Agreement.

(b) Equity Compensation. Executive may be granted stock options, stock appreciation rights, restricted stock units, restricted stock or other stock- or performance-based equity awards (each, an “Award”), as determined from time to time in the discretion of the Company’s Board of Directors or a duly authorized committee thereof, under the Company’s Amended and Restated 2005 Stock Plan, Amended and Restated 2013 Equity Incentive Plan or any other equity incentive plan that may be adopted by the Company’s Board of Directors (each, an “Equity Plan”). The terms of any such Award, including the vesting schedule, if any, will be set forth in an award agreement (an “Award Agreement”) in the form determined by the Company’s Board of Directors or a duly authorized committee thereof. The vesting schedule of any such Awards shall be subject to additional acceleration as described in Section 7 of this Agreement, unless otherwise set forth in the applicable Award Agreement.

4. Other Compensation and Benefits. In addition to the compensation specified in Section 3, the Company shall provide the following to Executive:

(a) Incentive Plan Participation. Executive shall be eligible to participate in the Company’s management incentive plan, executive bonus plan or any other such incentive plan (each, a “Performance Incentive Plan”) to the extent determined by the Company’s Board of Directors or a duly authorized committee thereof; provided however, that any such participation and payments shall be subject in all respects to the terms of such Performance Incentive Plan and the meeting of performance metrics as determined by the Company’s Board of Directors or a duly authorized committee thereof. Compensation under a Performance Incentive Plan shall hereafter be referred to as a “Bonus.” Executive and the Company agree that for the year ending December 31, 2015, Executive’s target Bonus pursuant to the Performance Incentive Plan shall be 45% of Executive’s Base Salary.

(b) Benefits. During Executive’s employment, Executive shall be entitled to (i) vacation in accordance with the Company’s vacation policy, to be taken in accordance with such policy, (ii) holidays and sick leave as made generally available to employees of the Company, and (iii) subject to eligibility therefor, the right to participate in any profit sharing plan, retirement plan, 401(k) plan, group life insurance plan and/or other insurance plan or medical expense plan or dental expense plan maintained by the Company for its senior executives generally and, if applicable, their family members.

(c) Directors and Officers Insurance. Executive shall be covered by the Company’s Directors and Officers Insurance to the extent that the Company currently has or in the future obtains such insurance, for so long as Executive remains an executive officer or director of the Company.

5. Business Expenses. The Company shall reimburse Executive for all reasonable and necessary business and travel expenses incurred by Executive in the performance of Executive’s duties under this Agreement. The determination of “reasonable and necessary” shall be made in the sole discretion of the Board. Such expenses shall be reimbursed in accordance with the Company’s business expense guidelines, limits and procedures and upon presentation of proper expense vouchers or receipts; provided however, in no event shall reimbursement of an eligible expense hereunder be made later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred and the right to reimbursement hereunder may not be exchanged for any other benefit.

6. Termination on Death or Disability. Executive’s employment will terminate automatically upon Executive’s death or, upon thirty (30) days prior written notice from the Company, in the event of Disability. For purposes of this Section 6, “Disability” means that Executive, at the time notice is given, has been unable to substantially perform Executive’s duties under this Agreement for not less than sixty (60) work days within a six (6) consecutive month period as a result of Executive’s incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after reasonable accommodation. Upon any termination for death or Disability, Executive shall be entitled to receive (i) Executive’s Base Salary through the effective date of termination, (ii) the right to continue health care benefits under COBRA, at Executive’s cost, to the extent required and available by law, (iii) the right to exercise stock options, if any, subject to and in accordance with the terms of the respective options, (iv) reimbursement of all expenses for which Executive is entitled to be reimbursed pursuant to Section 5 above, but for which Executive has not yet been reimbursed, and (v) no other severance or benefits of any kind.

7. Involuntary Termination Without Cause; Resignation for Good Reason.

(a) Effect of Termination. The Company shall be entitled to terminate Executive with or without notice and with or without Cause (as defined below) and Executive shall be entitled to resign with or without Good Reason (as defined below), in each case at any time, subject to Section 8(b); provided, that if Executive is terminated by the Company involuntarily without Cause or Executive resigns with Good Reason, then Executive shall be entitled to receive:

(i) the Base Salary through the date of termination and any compensation earned and unpaid under a Performance Incentive Plan through the date of termination, except and only to the extent that any such Performance Incentive Plan specifically provides otherwise;

(ii) accelerated vesting with respect to all Awards under an Equity Plan held by Executive, such that all Awards under an Equity Plan that would vest based solely on the passage of time (rather than vesting based on performance conditions) and that would vest within the six (6) month period following the date of such termination shall vest effective as of the date of termination, except and only to the extent that any Award Agreement specifically provides otherwise;

(iii) continuing severance pay at a rate equal to 100% of Executive’s Base Salary, as then in effect (less applicable withholding taxes), for a period of six (6) months from the date of such termination, to be paid periodically in accordance with the Company’s normal payroll practices (subject to Sections 7(c) and 7(d));

(iv) reimbursement of the health and dental care continuation premiums for Executive and Executive’s dependents incurred by Executive to effect continuation of health and dental insurance coverage for Executive and Executive’s dependents on the same basis as active employees, for a period of six (6) months from the date of such termination, to the extent that Executive is eligible for and elects continuation coverage under COBRA; provided however, in no event shall reimbursement of an eligible expense hereunder be made later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred and the right to reimbursement hereunder may not be exchanged for any other benefit;

(v) reimbursement of all expenses for which Executive is entitled to be reimbursed pursuant to Section 5 above, but for which Executive has not yet been reimbursed; provided however, in no event shall reimbursement of an eligible expense hereunder be made later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred and the right to reimbursement hereunder may not be exchanged for any other benefit; and

(vi) no other severance or benefits of any kind.

(b) Effect of Termination following Change of Control. The Company shall be entitled to terminate Executive with or without notice and with or without Cause (as defined below) and Executive shall be entitled to resign with or without Good Reason (as defined below), in each case at any time, subject to Section 8(b); provided, that if Executive is terminated by the Company involuntarily without Cause or Executive resigns with Good Reason upon or within the twenty-four (24) months after a Change of Control, then Executive shall be entitled to receive:

(i) the Base Salary through the date of termination and any compensation earned and unpaid under a Performance Incentive Plan through the date of termination, except and only to the extent that any such Performance Incentive Plan specifically provides otherwise;

(ii) accelerated vesting with respect to all Awards under an Equity Plan held by Executive, such that all Awards shall vest in full effective as of the date of such termination, except and only to the extent that any Award Agreement specifically provides otherwise, provided, that if a particular Award Agreement has a definition of “Change of Control” or “Change in Control” that differs from the definition of “Change of Control” set forth in this Agreement, such other definition shall apply solely with respect to acceleration of vesting of such Award pursuant to this Section 7(b)(ii);

(iii) continuing severance pay at a rate equal to 100% of Executive’s Base Salary, as then in effect (less applicable withholding taxes), for a period of twelve (12) months from the date of such termination, to be paid periodically in accordance with the Company’s normal payroll practices (subject to Sections 7(c) and 7(d));

(iv) reimbursement of the health and dental care continuation premiums for Executive and Executive’s dependents incurred by Executive to effect continuation of health and dental insurance coverage for Executive and Executive’s dependents on the same basis as active employees, for a period of twelve (12) months from the date of such termination, to the extent that Executive is eligible for and elects continuation coverage under COBRA; provided however, in no event shall reimbursement of an eligible expense hereunder be made later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred and the right to reimbursement hereunder may not be exchanged for any other benefit;

(v) reimbursement of all expenses for which Executive is entitled to be reimbursed pursuant to Section 5 above, but for which Executive has not yet been reimbursed; provided however, in no event shall reimbursement of an eligible expense hereunder be made later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred and the right to reimbursement hereunder may not be exchanged for any other benefit;

(vi) the full payment of the Bonus for the applicable year in which the termination is effective, with such Bonus to be paid in equal monthly installments over the twelve (12) months after Executive’s termination in accordance with the Company’s normal payroll practices (subject to Sections 7(c) and 7(d)); and

(vii) no other severance or benefits of any kind.

(c) Section 409A. Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Executive has a “separation from service” within the meaning of Section 409A. If Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following Executive’s separation from service will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A. References in this Agreement to termination of Executive’s employment shall mean termination of Executive’s employment with the Company and all entities required to be aggregated with the Company and treated as one employer under Section 414(b) or (c) of the Code under circumstances that give rise to a “separation from service” within the meaning given to that term under Section 409A.

(d) Conditions Precedent. Any severance payments (other than payment of Base Salary pursuant to Section 7), vesting and/or benefits contemplated by Section 7 above are conditional on Executive (i) continuing to comply with all of the provisions of Section 9 below and the terms of the Confidentiality Agreement (as defined below), and (ii) signing and not revoking a separation agreement and release of claims providing for a release of all claims relating to Executive’s employment and/or this Agreement against the Company or its successor, its subsidiaries and parent company and their respective directors, officers and stockholders, excluding claims for payments and/or benefits the Company is required to pay to Executive that have not been made or delivered in accordance with terms of a written agreement between the Company and Executive or as required by law, in a form satisfactory to the Company, its parent company or its successor (the “Release”); provided that such Release becomes effective and irrevocable no later than sixty (60) days following the termination date or such earlier date required by the Release (such deadline, the “Release Deadline”). If the Release does not become effective by the Release Deadline, Executive will forfeit any rights to severance or benefits under this Section 7 or elsewhere in this Agreement. Any severance payments or other benefits under this Agreement that would be considered Deferred Payments (as defined in Section 7(c)) will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following Executive’s separation from service, or, if later, such time as required by Section 7(c). Except as required by Section 7(c), any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s separation from service but for the preceding sentence will be paid to Executive on the sixtieth (60th) day following Executive’s separation from service and the remaining payments will be made as provided in this Agreement, unless subject to the 6-month payment delay described herein. Any severance payments under this Agreement that would not be considered Deferred Payments will be paid on, or, in the case of installments, will not commence until, the first payroll date that occurs on or after the date the Release becomes effective and any installment payments that would have been made to Executive during the period prior to the date the Release becomes effective following Executive’s separation from service but for the preceding sentence will be paid to Executive on the first payroll date that occurs on or after the date the Release becomes effective.

(e) Definitions.

(i) Cause. For purposes of this Agreement, “Cause” shall mean: (A) Executive’s continued failure to substantially perform the principal duties and obligations of Executive’s position with the Company (other than any such failure resulting from incapacity due to physical or mental illness), which failure is not remedied within ten (10) business days after receipt of written notice from the Company; (B) any willful act of personal dishonesty, fraud or misrepresentation taken by Executive which was intended to result in substantial gain or personal enrichment of Executive at the expense of the Company; (C) Executive’s willful violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be materially and demonstrably injurious to the Company; (D) Executive’s conviction of a felony or a plea of nolo contendere to a felony charge under the laws of the United States or any State; or (E) Executive’s willful breach of the terms of Section 9 of this Agreement or Executive’s Confidentiality Agreement. For the purposes of this subsection 7(e)(i), no act or failure to act shall be considered “willful” unless done or omitted to be done in bad faith and without reasonable belief that the act or omission was in or not opposed to the best interests of the Company. The Board of Directors (excluding Executive if Executive is at such time a member of the Board) shall make all determinations relating to termination, including without limitation any determination regarding Cause, pursuant to this Section 7(e)(i) and (iii).

(ii) Change of Control. For the purposes of this Agreement, “Change of Control” shall mean a change in ownership or control of the Company effected through any of the following transactions:

(A) the closing of a merger, consolidation or other reorganization approved by the Company’s stockholders in which a change in ownership or control of the Company is effected through the acquisition by any person or group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company or a person that, prior to such transaction, directly or indirectly controls, is controlled by or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities (as measured in terms of the power to vote with respect to the election of Board members);

(B) the closing of a sale, transfer or other disposition of all or substantially all of the Company’s assets;

(C) the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the Exchange Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) acquires directly or indirectly (whether as a result of a single acquisition or by reason of one or more acquisitions within the twelve (12)-month period ending with the most recent acquisition) beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstanding securities held by one or more of the Company’s existing stockholders; or

(D) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases by reason of one or more contested elections for Board membership to be comprised of individuals who either (x) have been Board members continuously since the beginning of such period or (y) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (x) who were still in office at the time the Board approved such election or nomination.

Notwithstanding the foregoing, solely with respect to any Award that is subject to Section 409A and payable upon a Change of Control, the term “Change of Control” shall mean an event described in one or more of the foregoing provisions of this definition, but only if it also constitutes a “change of control event” within the meaning of Treas. Reg. §1.409A-3(i)(5).

(iii) Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Executive’s consent: (A) a material reduction of Executive’s duties or responsibilities, relative to Executive’s duties or responsibilities as in effect immediately prior to such reduction; provided, however, that any reduction in Executive’s duties or responsibilities resulting solely from and occurring concurrently with the Company being acquired by and made a part of a larger entity (as, for example, when a chief financial officer becomes an employee of the acquiring corporation following an acquisition but is not the chief financial officer of the acquiring corporation) shall not constitute Good Reason; (B) except as provided in Section 3(a), a material reduction in the Executive’s Base Salary as in effect immediately prior to such reduction; (C) except as provided in Section 3(a), a material reduction by the Company in the kind or level of employee benefits, including bonuses, to which the Executive was entitled immediately prior to such reduction, with the result that Executive’s overall benefits package is materially reduced; or (D) the relocation of Executive to a facility or a location more than fifty (50) miles from Executive’s then present location.

8. Involuntary Termination for Cause; Resignation.

(a) Effectiveness. Notwithstanding any other provision of this Agreement, the Company may terminate Executive’s employment at any time for Cause, and Executive may at any time voluntarily resign without Good Reason. Termination for Cause shall be effective on the date the Company gives notice to Executive of such termination in accordance with this Agreement unless otherwise agreed by the parties. Resignation by Executive without Good Reason shall be effective on the date Executive gives notice to the Company of such resignation in accordance with this Agreement unless otherwise agreed by the parties.

(b) Effect of Termination. In the case of the Company’s termination of Executive’s employment for Cause or Executive’s resignation from Executive’s employment without Good Reason, Executive shall be entitled to receive (i) Base Salary through the effective date of termination of employment, (ii) any benefits payable in connection with such a termination under any standard severance program of the Company then in effect and published in writing, (iii) the right to continue health care benefits under COBRA, at Executive’s cost, to the extent required and available by law, (iv) the right to exercise any stock options subject to and in accordance with the terms of the respective options, (v) reimbursement of all expenses for which Executive is entitled to be reimbursed pursuant to Section 5 above, but for which Executive has not yet been reimbursed, and (vi) no other severance or benefits of any kind provided, however, in the event that Executive shall fail to give at least two (2) months notice to the Company prior to Executive’s resignation, Executive shall be deemed no longer a Service Provider under the amended and restated 2005 Stock Plan (or any similar term under a successor Equity Plan) and the vesting on Executive’s Awards shall be deemed to have ceased, on the date that is two (2) months prior to the effective date of his termination of employment.

9. Company Matters; Restrictive Covenants.

(a) Proprietary Information and Inventions. Executive has signed an Employee Proprietary Information Agreement (“Confidentiality Agreement”) in the form required to be executed by each employee of the Company.

(b) Confidential Information.

(i) Company Information. Executive agrees at all times during Executive’s employment and thereafter to hold in strictest confidence, and not to use, except for the benefit of the Company, any of the Company’s Confidential Information; or disclose to any person, firm or corporation any of the Company’s Confidential Information except as authorized in writing by the Company’s Board of Directors or, if expressly authorized by the Company’s management, pursuant to a written non-disclosure agreement that sufficiently protects the Confidential Information. Executive understands that “Confidential Information” means any information that relates to the Company’s actual or anticipated business or research and development, technical data, trade secrets or know-how, including, but not limited to, research, product plans or other information regarding the Company’s products or services and markets therefor, customer lists and customers (including, but not limited to, the Company’s customers on whom Executive called or with whom Executive became acquainted during the term of Executive’s employment), software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information. Executive further understands that Confidential Information does not include any of the foregoing items that is or becomes publicly known through no wrongful act or omission of Executive or of others who were under confidentiality obligations as to the item or items involved or improvements or new versions thereof.

(ii) Provision of Confidential Information. Prior to the execution of this Agreement the Company has provided, and following the execution of this Agreement, the Company agrees to continue to provide, Executive with Confidential Information regarding the Company that enabled and will continue to enable Executive to optimize the performance of Executive’s duties to the Company.

(c) Ventures. If, during Executive’s employment, Executive is engaged in or associated with the planning or implementing of any project, program or venture involving the Company and any third parties, all rights in such project, program or venture shall belong to the Company (or the third party, to the extent provided in any agreement between the Company and the third party). Except as formally approved by the Company, Executive shall not be entitled to any interest in such project, program or venture or to any commission, finder’s fee or other compensation in connection therewith other than the salary or other compensation to be paid to Executive as provided in this Agreement.

(d) Non-Solicitation.

(i) Non-Solicitation of Employees. During employment and for a period of twelve (12) months following the end of employment, Executive will not (directly or indirectly, on behalf of Executive or any third party) hire any employee, contractor or consultant of the Company or solicit, induce, recruit or encourage any of the Company’s employees, contractors or consultants to leave their employment or terminate their relationship with the Company.

(ii) Non-Solicitation of Clients and Prospective Clients. During employment and for a period of twelve (12) months following the end of employment for any reason, Executive agrees to abide by the following restrictions:

(A) Executive shall not interfere with existing client relationships of the Company (i.e., clients for which at least one project has been conducted in the last two years), and shall not solicit or attempt to take away any business of the Company that is either under way or about to begin at the termination of Executive’s employment.

(B) Executive shall not interfere or compete in any way with any proposal efforts of the Company already in progress (that is, a proposal sent to or being then currently developed for a specific client or clients, or contemplated to be submitted to a specific client or clients by the Company within twelve (12) months) at the end of employment.

(C) Executive shall not make use of any of Executive’s personal relationships or business contacts developed during the course of employment with the Company and utilized for business purposes within the two (2) years prior to termination, for the benefit of Executive or another, in a competitive manner with respect to the business of the Company.

(e) Covenant Not to Compete.

(i) Executive agrees that during the course of Executive’s employment and for a period of twelve (12) months immediately following the termination of Executive’s relationship with the Company for any reason, whether with or without Cause, at the option either of the Company or Executive, with or without notice, Executive will not, either directly or indirectly, (i) serve as an advisor, agent, consultant, director, employee, officer, partner, proprietor or otherwise of, (ii) have any ownership interest in (except for passive ownership of one percent (1%) or less of any entity whose securities have been registered under the Securities Act of 1933, as amended, or Section 12 of the Exchange Act) or (iii) participate in the organization, financing, operation, management or control of, any business in competition with the Company’s business as conducted by the Company during the course of Executive’s employment with the Company. The foregoing covenant shall cover Executive’s activities in every part of the Territory. “Territory” shall mean (i) all counties in the State of Texas, (ii) all other states of the United States of America and (iii) all other countries of the world; provided that, with respect to clauses (ii) and (iii), the Company maintains non-trivial operations, facilities, or customers in such geographic area prior to the date of the termination of Executive’s relationship with the Company.

(ii) Executive acknowledges that Executive’s fulfillment of the obligations contained in this Agreement and the Confidentiality Agreement, including, but not limited to, Executive’s obligation neither to use, except for the benefit of the Company, or to disclose the Company’s Confidential Information and Executive’s obligation not to compete contained in subsection 9(e)(i) above is necessary to protect the Company’s Confidential Information and to preserve the Company’s value and goodwill. Executive further acknowledges the time, geographic and scope limitations of Executive’s obligations under subsection 9(e)(i) above are reasonable, especially in light of the Company’s desire to protect its Confidential Information, and that Executive will not be precluded from gainful employment if Executive is obligated not to compete with the Company during the period and within the Territory as described above.

(iii) The covenants contained in subsection 9(e)(i) above shall be construed as a series of separate covenants, one for each city, county and state of any geographic area in the Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in subsection 9(e)(i). If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event the provisions of subsection 9(e)(i) are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law.

(f) Acknowledgements. Executive acknowledges that the non-solicitation and non-competition covenants Executive is providing in this Agreement are reasonable and necessary to protect the legitimate interests of the Company. Executive further acknowledges that Executive’s non-disclosure promises contained in this Agreement and the Confidentiality Agreement are in exchange for the Company’s promises contained in this Agreement and the Confidentiality Agreement to provide Executive with confidential information and trade secrets of the Company.

(g) Other Obligations Upon Termination. On termination of Executive’s employment, Executive shall:

(i) immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Executive may hold in the Company or any of its affiliates;

(ii) immediately deliver to the Company all documents, books, materials, records, correspondence, papers and information (on whatever media and wherever located) relating to the business or affairs of the Company or its business contacts, any keys and any other property of the Company, which is in Executive’s possession or under Executive’s control;

(iii) irretrievably delete any information relating to the business of the Company stored on any magnetic or optical disk or memory and all matter derived from such sources which is in Executive’s possession or under Executive’s control outside the premises of the Company; and

(iv) provide the Company with a signed statement that Executive has complied fully with Executive’s obligations under this Section 9(g).

(h) Notification of New Employer. In the event that Executive leaves the employ of the Company, Executive grants consent to notification by the Company to Executive’s new employer about Executive’s rights and obligations under this Agreement and the Confidentiality Agreement.

10. Tax. If any portion of the severance benefits, or any other payment under this Agreement, or under any other agreement with, or plan of the Company, including but not limited to restricted stock, stock options, warrants and other long-term incentives (in the aggregate, “Total Payments”) would be subject to the excise tax imposed by Section 4999 of the Code, as amended, or any similar tax that may hereafter be imposed (such excise tax together with any similar tax are hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive from the Company an additional payment (the “Gross-up Payment”) (i.e., in addition to such other severance benefits, or any other payments under this Agreement) in an amount such that the net amount of Total Payments and Gross-up Payment retained by the Executive, after the calculation and deduction of all Excise Tax on the Total Payments and all federal, state and local income tax, employment tax and Excise Tax on the Gross-up Payment, shall be equal to the Total Payments. Notwithstanding any other provision of this Section 10 to the contrary, to the extent permitted under Section 409A of the Code or any regulatory guidance issued thereunder by the Internal Revenue Service, the term “Excise Tax”, as defined above in this Section 10, shall include any interest or penalties imposed with respect to such Excise Tax. Subject to Section 7(c), any Gross-up Payment shall be made as soon as practicable after Executive remits the related taxes, but in all events the Gross-up Payment shall be made within thirty (30) days after Executive remits the related taxes to the taxing authority.

11. Clawback of Incentive Compensation. Executive acknowledges that to the extent required by applicable law or any written Company policy that may, in the discretion of the Board of Directors or a duly authorized committee thereof, be adopted to implement the requirements of such law (including without limitation Section 304 of the Sarbanes Oxley Act of 2002 and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010), compensation paid to Executive shall be subject to any required clawback, forfeiture, recoupment or similar requirement. Executive agrees that the terms and conditions of this Agreement shall be deemed automatically amended as may be necessary from time to time to ensure compliance by Executive, the Company and this Agreement with such policies or applicable law. No clawback of compensation under any policy adopted as contemplated in this Section 11 shall give rise to Executive’s right to resign for Good Reason.

12. Miscellaneous.

(a) Withholding Taxes. The Company may withhold from all salary, bonus or other benefits payable under this Agreement all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

(b) Entire Agreement; Binding Effect. This Agreement and the Confidentiality Agreement (together with any Equity Plan and any Award Agreement issued as contemplated by Section 3(b) above) set forth the entire understanding between the parties as to the subject matter of this Agreement and supersede all prior agreements, commitments, representations, writings and discussions between them; and neither of the parties shall be bound by any obligations, conditions, warranties or representations with respect to the subject matter of this Agreement, the Confidentiality Agreement, any Equity Plan or any Award Agreement except as expressly provided herein or therein or as duly set forth on or subsequent to the date hereof in a written instrument signed by the proper and fully authorized representative of the party to be bound hereby. This Agreement is binding on Executive and on the Company and Executive’s and the Company’s successors and assigns (whether by assignment, by operation of law or otherwise); provided that neither this Agreement nor any rights or obligations hereunder may be assigned by Executive or the Company without the prior written consent of the other party (except that the Company shall be entitled to assign this Agreement in connection with a Change of Control).

(c) Absence of Conflict. Executive represents and warrants that Executive’s employment by the Company as described herein will not conflict with and will not be constrained by any prior employment or consulting agreement or relationship. Executive further agrees that during Executive’s employment with the Company, Executive will not improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that Executive will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

(d) Arbitration.

(i) General. In consideration of Executive’s service to the Company, its promise to arbitrate all employment related disputes and Executive’s receipt of the compensation and other benefits paid to Executive by the Company, at present and in the future, Executive agrees that any and all controversies, claims, or disputes (with the sole exception of those disputes that may arise from the Confidentiality Agreement, which shall be resolved in accordance with the dispute resolution procedures set forth therein) with anyone (including the Company and any employee, officer, director, stockholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s service to the Company under this Agreement or otherwise or the termination of Executive’s service with the Company, including any breach of this Agreement, shall be subject to binding arbitration under the Arbitration Rules set forth by the American Arbitration Association for the resolution of employment disputes (the “Rules”) and pursuant to Texas law. Disputes which Executive agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include any statutory claims under state or federal law. Executive further understands that this Agreement to arbitrate also applies to any disputes that the Company may have with Executive.

(ii) Procedure. Any arbitration will be administered by the American Arbitration Association (“AAA”) and a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. The arbitration proceedings will be conducted in Richardson, Texas, and will allow for discovery according to the rules set forth in the National Rules for the Resolution of Employment Disputes. The arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. The arbitrator shall issue a written decision including findings of fact and conclusions of law on the merits of its award. The arbitrator shall have the power to award any remedies, including attorneys’ fees and costs, available under applicable law. The Company will pay for any administrative or hearing fees charged by the arbitrator or AAA except that Executive shall pay the first $125 of any filing and/or administration fees associated with any arbitration that Executive initiates. The arbitrator shall administer and conduct any arbitration in a manner consistent with the AAA’s National Rules for the Resolution of Employment Disputes.

(iii) Remedy. Arbitration shall be the sole, exclusive and final remedy for any dispute (with the sole exception of those disputes that may arise from the Confidentiality Agreement and Section 9 of this Agreement) between Executive and the Company. Accordingly, except as otherwise provided herein, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator shall not order or require the Company to adopt a policy not otherwise required by law, which the Company has not adopted.

(iv) Availability of Injunctive Relief. Any party may also petition the court for injunctive relief where either party alleges or claims a violation of this Agreement or the Confidentiality Agreement, including but not limited to a breach of the restrictive covenants in Section 9 above. In the event that either party seeks injunctive relief, no bond shall be required and the prevailing party shall be entitled to recover reasonable costs and attorneys’ fees.

(e) Voluntary Nature of Agreement; Legal Rights. Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Executive acknowledges that Executive has had the opportunity to consult with an attorney regarding the provisions of this Agreement and has either obtained such advice of counsel or knowingly waived the opportunity to seek such advice. Executive has carefully read this Agreement and has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that Executive is waiving Executive’s right to a jury trial.

(f) Waivers. No party shall be deemed to have waived any right, power or privilege under this Agreement or any provisions hereof unless such waiver shall have been duly executed in writing and acknowledged by the party to be charged with such waiver. The failure of any party at any time to insist on performance of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, nor in any way to affect the validity of this Agreement or any part hereof. No waiver of any breach of this Agreement shall be held to be a waiver of any other subsequent breach.

(g) Reformation. If any sentence, paragraph or clause of this Agreement, or combination of the same, is in violation of any applicable law or regulation, or is unenforceable or void for any reason, such sentence, paragraph, clause or combinations of same shall be modified to the extent necessary to accomplish the intention on such provision without violating applicable law or regulation. Notwithstanding, the remainder of the Agreement shall remain binding upon the parties.

(h) Notices. All notices, approvals, consents, requests or demands required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficiently given on the earlier of (i) actual receipt, (ii) three business days after being deposited in U.S. mail, registered or certified, postage prepaid, (iii) upon delivery, if delivered by hand (iv) one business day after transmission, if sent by facsimile (confirmation received) or (v) one business day after the business day of deposit with a reputable overnight courier for next business day delivery, freight prepaid. Notice in each case shall be addressed to the party entitled to receive such notice at the following address (or other such addresses as the parties may subsequently designate):

The Company:
Mavenir Systems, Inc.
1700 International Parkway
Suite 200
Richardson, Texas 75081
Fax: 416.916.4397
Attn: Terry Hungle

with a copy to:
(which shall not alone constitute notice)
Alan Bickerstaff
Andrews Kurth LLP
111 Congress Ave., Suite 1700
Austin, TX 78701
Fax: 512.542.5219

Executive:
Ashok Khuntia

(i) Governing Law; Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the employment laws and other laws of the State of Texas as they apply to contracts entered into and wholly to be performed therein by residents thereof. In addition, each party hereto irrevocably and unconditionally agrees that any suit, action or other legal proceeding arising out of this Agreement may be brought only in a state or federal court within Texas.

(j) Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable of void, this Agreement shall continue in full force and effect without said provision.

(k) Effect of Headings. The Section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(l) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

IN WITNESS WHEREOF the parties have set their hands and seals as of the year and date first written above.

Mavenir Systems, Inc.

By:	/s/ Terry Hungle
Name:	Terry Hungle
Title:	Chief Financial Officer

Executive:

/s/ Ashok Khuntia
Ashok Khuntia